CARBONMETA TECHNOLOGIES, INC.

260 Edwards Plz, #21266

Saint Simons Island, GA 31522

(833) 304-7336

September 16, 2022

United States

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Washington, DC 20549

Re:	CarbonMeta Technologies, Inc.
Registration Statement on Form S-1
Filed July 29, 2022
File No. 333-266424

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated August 30, 2022 (the “Comment Letter”) regarding the Staff’s review of the Company’s Registration Statement on Form S-1 submitted July 29, 2022 (File No. 333-266424) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Registration Statement on Form S-1 filed July 22, 2022

General

1.	Please disclose prominently on the cover page and in the prospectus summary that Lloyd Spencer, your CEO, controls the company through his ownership of super-voting Series G Preferred Stock.

Response: In response to the Staff’s comments, the Company has revised its cover page to include Mr. Spencer’s ownership of the Company’s Series G Preferred Stock.

2.	Please disclose on the prospectus cover page the offering price for the securities being offered by the selling shareholders. Refer to Item 501(b)(3) of Regulation S-K. In addition, clarify the inconsistent disclosure about the offering price on pages 10, 28 and 30. When disclosing the offering price, please note that the OTC Pink Market is not an established public trading market into which a selling shareholder may offer and sell shares at market prices. Accordingly, please disclose a fixed price at which the selling shareholders will offer and sell their shares until your shares are quoted on the OTCQX or OTCQB, at which time they may be sold at prevailing market prices or privately negotiated prices.

Response: In response to the Staff’s comments, the Company has revised its cover page and throughout regarding the terms under which the selling shareholders will offer and sell their shares.

Prospectus Summary, page 4

3.	It appears you have provided all your business disclosure in the prospectus summary. Please provide a separate section for your business description in a location somewhere after the prospectus summary and risk factors. Revise the prospectus summary to comply with Item 503 of Regulation S-K.

Response: In response to the Staff’s comments, the Company has included its business description in a separate section.

4.	Please revise the forefront of your prospectus summary to clearly disclose the company’s current business plan. Clarify and focus on what is achievable based on your limited resources and the company’s current financial condition.

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

In order to relaunch CarbonMeta in a new market and industry, the Company has adopted the following plan:

●	Acquire or develop patents that will help the Company establish its competitive position and generate service and royalty revenues with potential customers
●	Form joint venture corporations with global energy partners and local communities to generate revenues from processing organic waste materials into high value products such as hydrogen gas, graphene and carbon nanotubes
●	Form joint venture corporations with commercial construction contractors to form businesses that can produce “carbon negative” construction materials for green building projects;
●	Apply for government grants and loans in the United Kingdom, European Union and United States that encourage the development of high value production of hydrogen and high value carbon products from organic waste streams; and
●	Develop new proprietary and patented technologies to implement new industrial methods that can use inexpensive, environmentally friendly catalysts to process collected plastic waste material into high value products such as hydrogen gas, graphene and carbon nanotubes;
●	Attract investment funds who will actively work with the Company to achieve these goals and help the Company grow rapidly during the next 3 years.

Some potential joint venture candidates have been identified and discussions initiated. These candidates are within the Company’s core business model, serving commercial properties, accretive to cash flow, and geographically favorable.

1

5.	Please prominently disclose that you have yet to generate revenue under the new business model. In addition, disclose whether you expect to generate any revenue in the near term as you continue to develop and seek regulatory approvals for your operations.

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

In the second quarter of FY-2022, the company earned its first revenues with two customers. We believe that the Company will continue to grow its revenues through microwave catalysis trial projects with energy companies, and EarthCrete deployments with construction contractor companies. In addition, the company is actively pursuing federal government grants that can accelerate the Company’s anticipated growth of these businesses.

6.	Please disclose that the company was previously a reporting company. Disclose why the company chose to suspend its reporting obligation and why it is choosing to incur a reporting obligation again. Also discuss why the company was inactive from November 2016 through June 2020, which you disclose in a risk factor on page 15.

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

The Company was an SEC reporting company until October 2016, when the Company’s gross margins and financing costs became unsustainable. In 2020, the Company began investigating emerging technologies and sustainable growth business opportunities related to the production of hydrogen and high value carbon products from organic waste streams. After careful consideration of the potential market opportunities and the partnership with Oxford University, the Company took the decision to raise capital in the public market and therefore become an SEC reporting company again.

7.	You disclose that the signing fees for the license agreement with Oxford University Innovation Limited were due on August 2, 2021. Disclose whether the company paid the signing fees and, if not, whether the license was terminated. You also disclose that the company has not paid the signing fees under the license agreement with Ecomena Limited. Disclose when the company was required to pay the signing fees and if the license agreement could be or was terminated due to non-payment.

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

Signing fees for the license agreement with Oxford University Innovation Limited were due on August 2, 2021, and were fully paid.

Signing fees for the license agreement with Ecomena were due on December 2, 2021, of which GBP 10,000 is still due to Ecomena.

8.	Please disclose that the Interim Joint Product Development and Sales Representation Agreement with Salvum Corporation had a term of 180 days and has expired.

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

Although the Interim Joint Product Development and Sales Representation Agreement with Salvum Corporation had a term of 180 days and expired on July 11, 2022, the companies continued to work together, and the companies signed a Joint Venture Agreement on August 28, 2022 that supersedes the Interim Joint Product Development and Sales Representation Agreement.

9.	You indicate that potential merger/acquisition candidates have been identified and discussions initiated. Please disclose the status of these discussions and how you intend to fund these acquisitions.

Response: In response to the Staff’s comments, the Company has revised the paragraph as follows:

Some potential joint venture candidates have been identified and discussions initiated. These candidates are within the Company’s core business model, serving commercial properties, accretive to cash flow, and geographically favorable. One of these joint ventures, CarbonMeta Green Building Materials LLC will be focused on the development at marketing of construction mix products that are carbon-negative. Two other joint ventures under discussion are focused on processing waste plastics into hydrogen and high value carbon products. We plan to fund these joint ventures with customer purchase orders and invoice payments, federal loans, federal grants, and commercial loans.

2

10.	Please expand your disclosure of your market opportunity to provide the basis for the statements in this section and to discuss how the global market opportunity relates to the company’s specific market opportunity. Please address any assumptions and limitations associated with the calculation of such specific market opportunity.

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

Businesses worldwide are seeking solutions to decarbonize transportation and power generation; and affordable high purity carbon products for industrial processes such as steel production and electric vehicle batteries.

Hydrogen has been identified as an affordable and clean solution for decarbonizing transportation, and the market production has been projected to grow from $129B in 2020 to $219B in 2030. Today, hydrogen is primarily produced by processing natural gas, which results in the production of CO2, and increasingly by electrolyzing water into hydrogen and oxygen. With hydrogen demand expected to increase further, there is an urgent need to develop new low-carbon technologies to affordably produce hydrogen.

Similarly, high purity carbon is in growing demand for steel production, electric vehicle battery anode production, and many industrial processes. The global graphite market has been projected to grow from $19B in 2019 to $21B in 2027. Moreover, the carbon nanotubes market has been projected to grow from $760M in 2020 to $1.9B in 2027. Today, the majority of the world’s graphite is produced in China primarily through mining and increasingly by industrial production. Similarly, the majority of the world’s carbon nanotubes are produced in China.

CarbonMeta Technologies is developing a technology that uses microwave catalysis to heat waste plastics and biowaste in the absence of oxygen to produce hydrogen and solid carbon without the generation of CO2. The technology, which was developed by University of Oxford, is scalable and modular, and has the potential to process millions of tons of plastic worldwide.

CarbonMeta Technologies plans to achieve this scale through partnerships and joint venture partnerships with global energy companies, waste management companies, and waste remediation companies worldwide.

11.	Please discuss the specific governmental and environmental regulations to which the company is subject based on your current operations, including the effects of compliance with such regulations. Revise your related risk factor on page 18 as appropriate.

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

The United States does not have a nationwide recycling regulation that requires businesses to recycle. Although this is the case, many state and local governments have introduced their own waste and recycling mandates that commercial businesses must follow.

12.	Provide basis for your statement that the “global hydrogen market is expected to more than double by the end of the decade.”

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

Hydrogen has been identified as an affordable and clean solution for decarbonizing transportation, and the market production has been projected to grow from $129B in 2020 to $219B in 2030 (Sources: MarketWatch; Market Data Forecast; Precedence Research).

Today, hydrogen is primarily produced by processing natural gas, which results in the production of CO2, and increasingly by electrolyzing water into hydrogen and oxygen. With hydrogen demand expected to increase further, there is an urgent need to develop new low-carbon technologies to affordably produce hydrogen.

Smaller Reporting Company, page 10

13.	You appear to indicate that you are an emerging growth company; however, you did not check the box on the registration statement cover page to indicate you are an emerging growth company. Please clarify your status.

Response: In response to the Staff’s comments, the Company has revised its cover page to clarify that it is an emerging growth company.

3

The Offering, page 10

14.	You indicate that the shares being registered that are issuable upon conversion of notes and exercise of warrants have fixed conversion and exercise prices. It appears from the anti-dilution provisions of the notes and warrants that the conversion and exercise prices are variable and are the lower of (a) the fixed price or (b) the lowest conversion price of the company’s outstanding notes with variable conversion prices based upon discounts to the current market price of the company’s stock. Please revise to clarify the terms of the convertible notes and warrants.

Response: In response to the Staff’s comments, the Company has revised the Offering to include additional conversion features of the outstanding Convertible Notes.

Risk Factors

We are dependent on our management team and development and operations personnel..., page 18

15.	Please reconcile your disclosure in your risk factor that you do not have any employment agreements with any of your executive officers with your disclosure on page 44 that the company has an employment agreement with its sole officer and director, Lloyd Spencer. In addition, please file the employment agreement as an exhibit.

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

On May 16, 2006, the Company and Lloyd Spencer (the “Executive”) entered into an Employment Agreement (the “Agreement”). The Executive shall serve as an executive officer of the corporation beginning on May 15, 2006 for a terms of five years and the Agreement shall automatically renew on the anniversary date for successive one year periods. As compensation, the Executive shall receive a salary of $12,500 per month. In addition, the Executive received a five-year stock option granting the Executive the right to purchase 5,000,000 shares of the Company’s common stock at a price of $0.18.

Risks Related to this Offering, page 23

16.	Please tell us whether you plan to register your class of common stock under the Exchange Act. If you do not plan to file an Exchange Act registration statement, such as Form 8-A, before the effective date of your Securities Act registration statement, include a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules, Section 16 of the Exchange Act and the majority of the tender offer regulations. Please make similar revisions to the disclosure under “Where You Can Find More Information” on page 48.

Response: Upon the effectiveness of the Company’s Registration Statement, the Company intends on filing a Form 8-A.

Future issuances of our Common Stock or securities convertible into our Common Stock, or the expiration of lock-up agreements..., page 25

17.	Please revise this risk factor to discuss in specific detail the potential dilution to common shareholders resulting from the conversion of your convertible notes and exercise of your warrants. Disclose the total number of shares that could be issued upon conversion and exercise of the convertible notes and warrants as of the most recent practicable date and using the most recent market price of your shares. For the convertible notes that are convertible based upon a discount to the market price at the time of conversion, also disclose the following information using tabular or bullet format to the extent possible:

●	Based on the latest trading price of your shares, the amount of common shares that you would issue assuming full conversion of all the notes, the percentage of the total outstanding common shares these amounts represent, and that due to the floating conversion prices, you do not know the exact number of shares that you will issue upon conversion of the notes.

4

●	The convertible notes are convertible at floating rates below the then-prevailing market price and, as a result, the lower the stock price at the time the holder converts, the more common shares the holder gets. Disclose the range of the discounts to the market price used to determine the conversion prices. Disclose, if true, there is no limit on how low the conversion price can be, which means that there is no limit on the number of shares that the company may be obligated to issue.

●	To the extent the noteholders convert the notes and then sell the common stock, the common stock price may decrease due to the additional shares in the market. This could allow the noteholders to receive greater amounts of common stock, the sales of which would further depress the stock price.

●	If true, that the interest payable on the convertible notes is also convertible into shares of common stock. Disclose that the lower the common stock price, the more shares of common stock the holders of the convertible debentures will receive in payment of interest. Disclose the range of interest rates and how much has accrued as of a recent date.

●	The conversion of the notes may result in substantial dilution to the interests of other holders of common stock since noteholders may ultimately convert and sell the full amount issuable on conversion. In this regard, state that, even if the noteholders are prohibited from converting notes if the shares would exceed a certain percentage of of the company’s then-outstanding common stock (such as 4.99% or 9.99%), this restriction does not prevent the noteholders from converting and selling some of their holdings and then converting again to receive additional shares. In this way, the noteholders could sell more than these limits while never holding more than the limits.

●	Provide a table that shows the number of shares that could be issued upon conversion of the notes (including accrued interest) based upon a reasonable range of market prices and conversion prices. The range should include market prices 25%, 50% and 75% below the most recent actual price.

Response: In response to the Staff’s comments, the Company has revised the Registration Statement to further detail the dilution that would occur upon conversion of the Convertible Notes.

Description of Securities, page 31

18.	Please disclose the number of outstanding shares of each class and series of stock as of the most recent practicable date.

Response: In response to the Staff’s comments, the Company has disclosed the number of outstanding shares of each class and series of stock as of the most recent practicable date.

5

19.	Please expand the disclosure of your common stock to discuss dividend rights, terms of conversion, any sinking fund or redemption provisions, any specific voting rights, liquidation rights, and preemption rights. Refer to Item 202 of Regulation S-K.

Response: In response to the Staff’s comments, the Company has expanded the disclosure of your common stock to discuss dividend rights, terms of conversion, any sinking fund or redemption provisions, any specific voting rights, liquidation rights, and preemption rights.

20.	Please describe the voting rights of all series of preferred stock. For example, you state that Series A and Series B Preferred Stock has no voting rights except as provided by Delaware law. Please describe when Delaware law would require a vote by Series A Preferred shareholders. Similarly, disclose the voting rights of Series C and E Preferred Stock.

Response: In response to the Staff’s comments, the Company has revised its cover page

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 36

21.	Please expand your disclosure to include a discussion about the company’s anticipated source of revenue and how and when it expects to generate such revenue.

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

In FY-2022, the Company anticipates generating waste catalysis revenues through technology assessment projects with one or more customers in the global energy or waste management industries. The technology assessments will provide these customers early visibility into the value of microwave catalysis for processing waste plastics, biowastes, or other organic wastes.

In FY-2022, the Company generated market demand for its cement-less concrete through a Interim Joint Product Development and Sales Representation Agreement with Salvum Corporation. Moving forward the two companies formed a Joint Venture Agreement on August 28, 2022 whose purpose is the development, marketing and sales of Earthcrete cement-less concrete.

In FY-2023 and beyond, CarbonMeta Technologies anticipates growing its business by licensing its technologies and processes to potential customers, or establishing joint venture companies to whom the Company will sublicense its technologies and processes in order to generate revenues directly.

In FY-2024, CarbonMeta Technologies may establish wholly owned subsidiaries that to whom the Company will sublicense its technologies and processes in order to generate revenues directly.

22.	We note the company’s disclosure about its marketing strategy and customers and references to existing customers. If any, please include disclosure of the number of existing customers for each period presented and a discussion of the customer base and any material customer agreements. If none, clarify that the company does not yet have any existing customers.

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

Since the first half of 2022, the Company currently has engaged with (2) customers. The first is a European global energy industry for whom we are in a technology assessment project to evaluate our microwave catalysis process for mixed waste plastics. The Company has a contractual agreement with this customer for the technology assessment project.

The second is a construction contractor with expertise in the deployment of solar farm systems. The Company has a Interim Joint Product Development and Sales Representation Agreement with this customer, and the companies subsequently signed a Joint Venture Agreement on August 28, 2022 that supersedes the Interim Joint Product Development and Sales Representation Agreement

6

12 Month Milestones To Implement Business Operations, page 36

23.	Please revise your plan of operations for the next 12 months to disclose the resources required to complete each step of your business development, as well as the challenges you anticipate in implementing your business plan.

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

The Milestones encompass what management believes the Company needs to accomplish to be successful. The Milestones are broken down by quarters and projected costs.

A.	0-3 Months

◌	CarbonMeta Technologies, Inc. shall become “SEC Fully Reporting”.

◌	Apply for federal / state grant opportunities related to plastics catalysis in United States and Europe

◌	Complete waste plastics microwave catalysis technical assessment project with global energy customer in Europe

◌	Sign multi-year contractual agreement with strategic customer for the delivery of services related to waste plastics microwave catalysis

◌	Pursue sales opportunities related to plastics catalysis in United States, Europe and Saudi Arabia

◌	Establish joint venture Salvum Corporation, CarbonMeta Green Building Materials LLC, whose focus will be on the development at marketing of construction mix products that are carbon-negative.

◌	Nota Bene: Funding to underwrite sales, marketing, accounting, audit, legal and regulatory expenses shall be raised through Reg-A investment funding, S-1 convertible note funding, and initial revenues.

B.	4-6 Months

◌	CarbonMeta Green Building Materials LLC begins earning revenues through the delivery of EarthCrete mix products to customers beginning in the April-June 2023 timeframe

◌	CarbonMeta Research UK begins waste plastics microwave catalysis pilot project with global energy customer in Europe

◌	Establish long term partnerships with (1) microwave reactor partner, and (1) gas products distribution partner, and (1) carbon products distribution partner

◌	Establish CarbonMeta Research US to handle microwave catalysis of agricultural waste, oil spill waste, and coal mining waste research consulting engagements

◌	Hire R&D, sales and marketing staff to grow the Company’s revenues and ancillary staff to support the Company’s operations

◌	Nota Bene: Funding to underwrite all expenses shall be raised through Reg-A investment funding, S-1 convertible note funding, and ongoing revenues.

7

C.	7-12 Months

◌	Establish long term project in the United States with (1) new customer or investor in the petrochemical, coal, agricultural or construction industry

◌	Establish long term project in the United Kingdom with (1) new customer or investor in the petrochemical, coal, agricultural or construction industry

◌	Hire R&D, sales and marketing staff to grow the Company’s revenues and ancillary staff to support the Company’s operations

◌	Nota Bene: Funding to underwrite all expenses shall be raised through Reg-A investment funding, S-1 convertible note funding, and ongoing revenues.

D.	13-24 Months

◌	Establish R&D facility in Saudi Arabia to research microwave catalysis of agricultural waste, oil spill waste, and coal mining waste

◌	Grow existing plastics catalysis pilot projects and construction paver projects in United States, Europe and Saudi Arabia

◌	Identify, initiate discussions, and begin due diligence on a strategic acquisition candidate in the recycling or reclamation industry

◌	Re-evaluate Company’s business plan with a focus on profitability and sustainability

◌	Nota Bene: Funding to underwrite all expenses shall be raised through Reg-A investment funding, S-1 convertible note funding, and ongoing revenues.

These Milestones are as of the date stated (unless specifically noted otherwise) and should be read in conjunction with financial statements and notes thereto for the applicable period referenced. These Milestones and the Financing Needs discussion may include information that has since changed and may not be consistent with other sections of this prospectus.

Financing Needs

In order to fund our operations, we rely upon direct investments with accredited investors, joint ventures, and customer revenues. Once the Company becomes profitable, we intend to fund our operations from free cash flow.

At present, the Company only has sufficient funds to conduct its operations for three to six months. There can be no assurance that additional financing will be available in amounts or on terms acceptable to the Company, if at all.

If we are not successful in generating sufficient liquidity from Company operations or in raising sufficient capital resources, on terms acceptable to us, this could have a material adverse effect on the Company’s business, results of operations liquidity and financial condition.

The Company presently does not have any available credit, bank financing or other external sources of liquidity. Due to its brief history and historical operating losses, the Company’s operations have not been a source of liquidity. The Company will need to obtain additional capital in order to expand operations and become profitable. In order to obtain capital, the Company may need to sell additional shares of its common stock or borrow funds from private lenders. There can be no assurance that the Company will be successful in obtaining additional funding.

The Company will need additional investments in order to continue operations. Additional investments are being sought, but the Company cannot guarantee that it will be able to obtain such investments. Financing transactions may include the issuance of equity or debt securities, obtaining credit facilities, or other financing mechanisms. In the event there is a downturn in the U.S. stock and debt markets, this could make it more difficult to obtain financing through the issuance of equity or debt securities. Even if the Company is able to raise the funds required, it is possible that it could incur unexpected costs and expenses, fail to collect significant amounts owed to it, or experience unexpected cash requirements that would force it to seek alternative financing. Further, if the Company issues additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders.

Liquidity and Capital Resources, page 40

24.	Discuss that your auditor has expressed substantial doubt as to the company’s ability to continue as a going concern. Describe management’s plans to address this circumstance. If this disclosure is provided elsewhere, you may provide a descriptive cross-reference to that disclosure.

Response: In response to the Staff’s comments, the Company has revised page 41 to provide a cross reference to its Going Concern.

25.	Please disclose the total amount of outstanding debt as of the most recent period. Also disclose the total amount of debt in default. Discuss how you intend to meet your debt obligations. Also discuss the impact on the company of the unfavorable terms of its financings, including potential dilution and decrease in the company’s market price.

Response: In response to the Staff’s comments, the Company has disclosed the total amount of outstanding debt as of the most recent period and that which is in default.

26.	Disclose the material terms of your outstanding debt. While you include a cross-reference to Note H - CONVERTIBLE DEBT, NET, that disclosure does not provide all the material terms of your convertible debt. As one example, the disclosure does not address the provision in certain of your convertible notes that allows the holder to receive the same number of shares upon conversion if the conversion price is lower than the par value of the company’s common stock.

Response: In response to the Staff’s comments, the Company has disclosed the material terms of your outstanding debt.

8

Directors, Executive Officers, Promoters, and Control Persons, page 42

27.	You disclose in a risk factor on page 18 that your sole officer and director, Lloyd Spencer, currently serves as Secretary and Director of Deep Green Waste & Recycling, Inc. Please include this information in Mr. Spencer’s biography. In light of Mr. Spencer’s other position, disclose how much time Mr. Spencer devotes to the company.

Response: In response to the Staff’s comments, the Company has included Mr. Spencer’s role at Deep Green Waste & Recycling, Inc. in his biography.

Executive Compensation, page 43

28.	Please update the executive compensation disclosure for fiscal year 2022. In addition, remove Mr. Spencer’s biography from footnote 1 to the summary compensation table and disclose instead whether Mr. Spencer’s salary was paid or whether it was accrued.

Response: In response to the Staff’s comments, the Company has updated the executive compensation disclosure for fiscal year ..

Security Ownership of Certain Beneficial Owners and Management, page 45

29.	We note that you have more than one class of securities with voting rights, including certain series of preferred stock with high voting rights. Since there are different voting rights, please add a column to the beneficial ownership table to disclose the total percentage of voting power held by each person listed in the table and the source of their voting rights. In addition, either provide a cross-reference to the beneficial ownership tables for your series of preferred with voting rights that are set forth under “Description of Securities” or move these beneficial ownership tables under “Security Ownership of Certain Beneficial Owners and Management.” Also add a column to these tables to show total voting control for each person listed. Refer to Item 403(a) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the beneficial ownership table.

30.	It appears you have incorrectly calculated the percentage of beneficial ownership for Mr. Spencer. Refer to Exchange Act Rule 13d-3(d)(1)(i)(D), which provides that any securities not outstanding that a person has a right to acquire within sixty days (such as securities subject to warrants or convertible securities) will be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by that person but will not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person. Please also apply this provision to your calculations of beneficial ownership in the selling shareholder table on page 28.

Response: In response to the Staff’s comments, the Company has revised Mr. Spencer’s beneficial ownership.

Exhibits

31.	Please file your License Agreement with Oxford University Innovation Limited and License Agreement with Ecomena Limited as exhibits to the filing. Also file as exhibits all of your material debt agreements, not just the debt agreements for notes held by your selling shareholders. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has included the Agreements as exhibits.

32.	We note that the company’s articles of incorporation have been amended numerous times. Please file a complete copy of the articles of incorporation as amended. Refer to Item 601(b)(3)(i) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has included Restated Articles of Incorporation as an exhibit.

General

33.	You indicate in your risk factor on page 23 that you are a shell company within the meaning of Rule 405 of the Securities Act. Please disclose your shell company status on the prospectus cover page and throughout the prospectus. In addition, your disclosure indicates you are a blank check company. We note, for example, your disclosure under “Acquisition Interest” on page 8 and your statement on page 36 that the company “is a publicly quoted company seeking to create value for its shareholders by seeking to acquire other operating entities for growth in return for shares of our common stock.” Please revise your registration statement to comply with Rule 419 of the Securities Act.

Response: In response to the Staff’s comments, the Company has included language throughout pertaining to its “Shell” status and removed any referral to being a blank check company.

9

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (844) 698-3777.

Sincerely,

/s/ Lloyd Spencer
Lloyd Spencer
Chief Executive Officer

Cc:	Law Offices of Gary L. Blum, Gary L. Blum, Esquire

10